SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date: August 8, 2002

Koninklijke Ahold N.V.
(Exact name of registrant as specified in charter)

Royal Ahold
(Translation of registrant's name into English)

The Netherlands
(Jurisdiction of organization)

Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
(Address of principal executive offices)

Registrant's telephone number, international: +31-75-659-9111

0-18898 h
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

OR

On July 17, 2002, Koninklijke Ahold N.V. (the "Company") held a conference call in connection with the announcement of its revised earnings outlook for its fiscal year 2002. During the conference call, various officers of the Company discussed recent developments and the Company's outlook and answered questions. Some of the information provided during the conference call is as follows:

- The Company's pension funds currently are at an acceptable level. If, however, the Morgan Stanley Capital International World Index (equity) declines 20% from the level on July 16, 2002, then every 2% additional decline would require an additional funding of the Company's Dutch pension fund of approximately 10 million euros.

- The Company confirmed that it does not plan to change its dividend policy of offering an option in stock and an option in cash. A Company official stated that while the amount of the cash to be paid had not been determined yet, the Company does not expect to change its long standing practice of offering an interim stock dividend of one share per 100 shares and a final stock dividend of two shares per 100 shares this fiscal year.

- The Company undertook to provide a schedule of real estate gain information by region that provides details regarding gains on the sale of tangible fixed assets for its 52-week fiscal year ended December 30, 2001 ("fiscal 2001") and for each quarter in fiscal 2001. A copy of the schedule of the real estate gain information for fiscal 2001 is attached hereto as Exhibit 1. The information contained in the schedule is unaudited and was prepared in accordance with Dutch GAAP (in euro thousands).

LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

<u>Exhibit Description</u>

1. Schedule that details real estate gain information for fiscal 2001.

Royal Ahold
2001 Gains on the sale of tangible fixed assets
Amounts in Millions

	1Q01	2Q01	3Q01	4Q01	Total
U.S. Retail (USD)	-1,3	2,0	4,3	47,2	52,2
U.S. Foodservice (USD)	-0,1	0,0	0,1	-3,7	-3,7
Total U.S. (USD)	-1,4	2,0	4,4	43,5	48,5
Total U.S. (EUR)	**-1,6**	**2,3**	**4,9**	**48,7**	**54,4**
Europe	7,0	17,0	11,0	68,7	103,7
Latin America	0,1	-0,4	0,1	0,0	-0,3
Asia	0,0	0,0	0,0	-0,2	-0,2
Corporate	0,0	0,0	0,0	0,9	0,9
Total	**5,5**	**18,9**	**16,0**	**118,1**	**158,5**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE AHOLD N.V.

Date: August 8, 2002

By: ____________________

Name: A.M. Meurs

Title: Executive Vice President